[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

December 16, 2014

VIA EDGAR CORRESPONDENCE

Alison White

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Municipal Trust
File Nos. 811-07873 and 333-14725

Dear Ms. White:

This letter responds to your comments given during a telephone conversation with our office on October 30, 2014 regarding the registration statement filed on Form N-1A for Nuveen Municipal Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on October 2, 2014, which relates to Nuveen Municipal Opportunities Fund (the “Fund”), a series of the Trust. The prospectus and statement of additional information for the Fund have been revised in response to your comments. Please note that the Fund has changed its name to Nuveen Strategic Municipal Opportunities Fund.

GENERAL COMMENTS

COMMENT 1

Please include the Tandy representations in the response letter.

RESPONSE TO COMMENT 1

The Tandy representations are included at the end of this response letter.

PROSPECTUS

COMMENT 2 — COVER PAGE

The cover page includes the statement: “Dependable, tax-free income because it’s not what you earn, it’s what you keep.®” Please consider the appropriateness of this statement in light of General Instruction C.3(b) of Form N-1A. In particular, please consider the use of the word “dependable.”

RESPONSE TO COMMENT 2

In response to this comment, the statement has been revised to eliminate the reference to “dependable tax free income.”

COMMENT 3 — COVER PAGE

Please provide the ticker symbols for the classes on the cover page once you obtain them.

RESPONSE TO COMMENT 3

The ticker symbols have been added to the cover page.

COMMENT 4 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

In the “Annual Fund Operating Expenses” table, please add a footnote to the line item for “Acquired Fund Fees and Expenses” stating that these acquired fund fees and expenses are based on estimated amounts for the current fiscal year.

RESPONSE TO COMMENT 4

A footnote has been added in response to this comment.

COMMENT 5 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

Please confirm that the amounts that will be provided in the “Example” table will reflect the fee waiver and will only reflect the fee waiver for the period that it is expected to be in place.

RESPONSE TO COMMENT 5

Management confirms that the amounts provided in the “Example” table reflect the fee waiver only for the period that it is expected to be in place.

COMMENT 6 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

Under the “Portfolio Turnover” section, please disclose that no portfolio turnover amount is provided because the Fund is not yet operational.

RESPONSE TO COMMENT 6

The prospectus disclosure has been revised in response to this comment.

COMMENT 7 — FUND SUMMARY — PRINCIPAL INVESTMENT STRATEGIES

In the second paragraph, please consider briefly defining the term “duration.”

RESPONSE TO COMMENT 7

The prospectus disclosure has been revised in response to this comment.

COMMENT 8 — FUND SUMMARY — PRINCIPAL RISKS

Please explain supplementally how derivatives, including inverse floaters, are valued for the purposes of the 80% test.

RESPONSE TO COMMENT 8

The market value of the derivatives, rather than the notional value, will be considered for purposes of satisfying the 80% test.

COMMENT 9 — FUND SUMMARY — PRINCIPAL RISKS

Please consider whether the risks of all of the identified derivatives are appropriately disclosed. The Division of Investment Management has provided guidance about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. As indicated in the guidance, the disclosure concerning the principal risks of the Fund should be tailored to the types of derivatives used by the Fund, the extent of their use, and the purpose for using derivative transactions.

RESPONSE TO COMMENT 9

We believe that the risk disclosure in the prospectus is consistent with the above-referenced guidance. The risk disclosure describes the principal risks involved with the derivative instruments that may be used by the Fund.

COMMENT 10 — HOW YOU CAN BUY AND SELL SHARES — HOW TO SELL SHARES — REDEMPTIONS IN-KIND

If the Fund will ever redeem shares in-kind with illiquid securities, please disclose this possibility and disclose that such illiquid securities may not be sellable.

RESPONSE TO COMMENT 10

The prospectus disclosure has been revised in response to this comment.

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 11 — INVESTMENT RESTRICTIONS

Please confirm supplementally that with respect to a concentration in an industry, the Fund will look through any affiliated funds that it invests in and will consider the affiliated fund’s underlying holdings. In addition, the Fund should also look through unaffiliated funds to the extent that it is possible.

RESPONSE TO COMMENT 11

Management confirms that the Fund will look through any affiliated funds that it invests in when considering its concentration in an industry. With regard to unaffiliated funds, management respectfully declines to confirm that the Fund will look-through unaffiliated funds because real-time holdings of unaffiliated funds are not available.

COMMENT 12 — DISCLOSURE OF PORTFOLIO HOLDINGS

Please disclose any policies and procedures with respect to the receipt of compensation or other consideration by the Fund, its investment adviser or any other party in connection with the disclosure of portfolio holdings.

RESPONSE TO COMMENT 12

The statement of additional information disclosure has been revised in response to this comment.

Tandy Acknowledgment

In connection with the Trust’s registration statement, the Trust acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren